RELIANCE Capital
Anil Dhirubhai Ambani Group

[redacted]

08001045

RECEIVED

2008 MAR -4 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

February 28, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letter to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	"Limited Review Report" on Unaudited Financial Results for the quarter ended December 31, 2007	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

dlw 3/5

To the Board of Directors

Reliance Capital Limited

We have reviewed the accompanying statement of un-audited financial results of Reliance Capital Limited ('the Company') for the period / nine months ended 31 December 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No: 35671

Mumbai
24 January 2008

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For BSR & Co.
Chartered Accountants

Akeel Master
Partner
Membership No: 046768

Mumbai
24 January 2008

BSR & Co. Chartered Accountants

END